Exhibit 99.2

James Hardie

JAMES HARDIE INDUSTRIES PLC

NOTICE OF 2017
ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting (AGM) of James Hardie Industries plc (James Hardie or the Company) will be held on Tuesday, 8 August 2017 at James Hardie’s Corporate Headquarters, The Cork Room, Europa House, 2nd Floor, Harcourt Centre (Block 9), Harcourt Street, Dublin 2, Ireland at 6:45am (Dublin time).

ATTENDANCE AT AGM

Persons registered as shareholders as at 6:45pm (Sydney time) / 9:45am (Dublin time) on Sunday, 6 August 2017 may attend the AGM in person in Dublin.

Shareholders wishing to participate in the AGM can also participate remotely via teleconference, during which they will have the same opportunities to ask questions as people attending the AGM in person.

Shareholders or proxies will all be able to ask questions of the Board of Directors of James Hardie (Board) and the Company’s external auditor, Ernst & Young LLP. To enable more questions to be answered, enclosed is a form that you can use to submit questions in advance of the AGM, whether or not you will be attending.

Shareholders or proxies not present at the AGM wishing to ask questions can do so in the manner described on page 4 of this booklet.

CONTENTS OF THIS BOOKLET

This booklet contains:

◾	the Agenda for the AGM setting out the resolutions proposed to be put to the meeting;

◾	Explanatory Notes describing the business to be conducted at the meeting;

◾	information about who may vote at the AGM and how they may cast their vote;

◾	details of how shareholders can attend the meeting in person in Dublin; and

◾	details of how shareholders can participate in the meeting remotely by teleconference.

NOTICE AVAILABILITY

Additional copies of this booklet can be downloaded from James Hardie’s Investor Relations website (http://www.ir.jameshardie.com.au/jh/shareholder_meetings.jsp) or they can be obtained by contacting the Company’s registrar, Computershare Investor Services Pty Limited (Computershare), by calling:

◾	1300 855 080 from within Australia; or

◾	+61 3 9415 4000 from outside Australia.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should immediately consult your investment or other professional advisor.

James Hardie Industries plc ARBN 097 829 895, with registered office at Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland and registered in Ireland under company number 485719.

The liability of its members is limited.

Explanations of the background, rationale and further information for each proposed resolution are set out in the Explanatory Notes on pages 6 to 11 of this Notice of Meeting.

The following are items of ordinary business:

1.	Financial statements and reports for fiscal year 2017

To review James Hardie’s affairs and to consider and, if thought fit, pass the following resolution as an ordinary resolution:

To receive and consider the financial statements and the reports of the Board and external auditor for the fiscal year ended 31 March 2017.

The vote on this resolution is advisory only.

2.	Remuneration Report for fiscal year 2017

As part of the review of James Hardie’s affairs, to consider and, if thought fit, pass the following resolution as a non-binding ordinary resolution:

To receive and consider the Remuneration Report of the Company for the fiscal year ended 31 March 2017.

The vote on this resolution is advisory only.

3.	Election / Re-election of Directors

To consider and, if thought fit, pass each of the following resolutions as separate ordinary resolutions:

(a)	That Steven Simms be elected as a director.

(b)	That Brian Anderson, who retires by rotation in accordance with the Company’s Constitution, be re-elected as a director.

(c)	That Russell Chenu, who retires by rotation in accordance with the Company’s Constitution, be re-elected as a director.

(d)	That Rudolf van der Meer, who retires by rotation in accordance with the Company’s Constitution, be re-elected as a director.

4.	Authority to fix the External Auditor’s Remuneration

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the Board be authorised to fix the remuneration of the external auditor for the fiscal year ended 31 March 2018.

The following are items of special business:

5.	Increase non-executive director fee pool

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the maximum aggregate remuneration payable to non-executive directors be increased by US$500,000 from the current maximum aggregate amount of US$2,300,000 per annum to US$2,800,000 per annum, on the basis set out in the Explanatory Notes.

6.	Grant of Return on Capital Employed Restricted Stock Units

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the award to Louis Gries, James Hardie’s Chief Executive Officer, of up to a maximum of 183,517 return on capital employed (ROCE) restricted stock units (ROCE RSUs), and his acquisition of ROCE RSUs and ordinary shares of James Hardie (Shares) issuable thereunder, up to that number, be approved for all purposes in accordance with the terms of the 2006 Long Term Incentive Plan (as amended) (2006 LTIP) and on the basis set out in the Explanatory Notes.

7.	Grant of Relative Total Shareholder Return Restricted Stock Units

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the award to Louis Gries of up to a maximum of 324,406 relative total shareholder return (TSR) restricted stock units (Relative TSR RSUs), and his acquisition of Relative TSR RSUs and Shares issuable thereunder, up to that number, be approved for all purposes in accordance with the terms of the 2006 LTIP and on the basis set out in the Explanatory Notes.

VOTING EXCLUSION STATEMENT

In accordance with the ASX Listing Rules, James Hardie will disregard any votes cast on Resolution 5 of this Notice of Meeting if they are cast by any director or his or her associates. The directors and their associates will not have their votes disregarded if: (i) they are acting as a proxy for a person who is entitled to vote, in accordance with the directions on a Voting Instruction Form or form of proxy; or (ii) they are chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on a Voting Instruction Form or form of proxy to vote as the proxy decides.

In accordance with the ASX Listing Rules, James Hardie will disregard any votes cast on Resolutions 6 and 7 of this Notice of Meeting if they are cast by Louis Gries (who is eligible to participate in the employee incentive schemes which are the subject of Resolutions 6 and 7) or his associates. Mr Gries and his associates will not have their votes disregarded if: (i) they are acting as a proxy for a person who is entitled to vote, in accordance with the directions on a Voting Instruction Form or form of proxy; or (ii) they are chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on a Voting Instruction Form or form of proxy to vote as the proxy decides.

Notes on voting and Explanatory Notes follow, and a Voting Instruction Form and Question Form are enclosed.

By order of the Board.

Natasha Mercer

Company Secretary

5 July 2017

JAMES HARDIE NOTICE OF MEETING 2017

If you are a registered shareholder as at 6:45pm (Sydney time) / 9:45am (Dublin time) on Sunday, 6 August 2017, you may attend, speak and vote, in person or appoint a proxy (who need not be a shareholder) to attend, speak and vote on your behalf, at the AGM in Dublin, Ireland or participate and ask questions while participating via the AGM teleconference.

See VOTING ON THE RESOLUTIONS below for information on how you can vote.

AGM DETAILS

The AGM will be held at James Hardie’s Corporate Headquarters, The Cork Room, Europa House, 2nd Floor, Harcourt Centre (Block 9), Harcourt Street, Dublin 2, Ireland, starting at 6:45am (Dublin time) on Tuesday, 8 August 2017.

OPTIONS FOR SHAREHOLDERS UNABLE TO ATTEND AGM

The AGM will be accessible by teleconference at 3:45pm (Sydney time) / 6:45am (Dublin time) on Tuesday, 8 August 2017. Shareholders participating in the AGM teleconference will be able to ask questions of the Board and the Company’s external auditor, Ernst & Young LLP. You will need to have your Security Holder Reference Number (SRN) or the Holder Identification Number (HIN) (included on your Voting Instruction Form or most recent holding statement) as well as the name of your holding if you intend to ask a question via the teleconference.

The following details are also set out on the Shareholder Meetings page on James Hardie’s Investor Relations website (http://www.ir.jameshardie.com.au/jh/shareholder_meetings.jsp).

PARTICIPATION IN AGM TELECONFERENCE

To participate in the AGM teleconference, please:

◾	dial into the AGM using one of the following numbers:
Australia toll free 1800 027 830 / USA toll free 1877 280 2342 or the rest of the world 1877 280 2342;

◾	Passcode: 2929740; and

◾	provide the operator with your name and SRN / HIN.

If you have any questions during the teleconference follow the prompts from the teleconference operator.

APPOINTING A PROXY

To instruct the appointment of:

◾	a proxy to attend the AGM in person on your behalf (Nominated Proxy); and

◾	the Company Secretary in the event your Nominated Proxy does not attend the AGM,

please complete the relevant section of the Voting Instruction Form, and return it to Computershare no later than 6:45pm (Sydney time) / 9:45am (Dublin time) on Sunday, 6 August 2017 using the “Lodgement Instructions” set out on page 5.

If you hold more than one share carrying voting rights, you may instruct the appointment of more than one proxy to attend, speak and vote at the meeting on your behalf provided each proxy is appointed to exercise rights attached to different Shares held by you.

VOTING ON THE RESOLUTIONS

How you can vote will depend on whether you are:

◾	a shareholder;

◾	a holder of American Depositary Shares, which trade on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs); or

◾	a Nominated Proxy.

Voting if you are a shareholder:

If you are a shareholder and want to vote on the resolutions to be considered at the AGM, you have the following two options:

Option A – If you are not attending the AGM or appointing a Nominated Proxy

Follow this option if you do not intend to attend the AGM in person or appoint a Nominated Proxy.

You may lodge a Voting Instruction Form directing CHESS Depository Nominees Pty Limited (CDN) (the legal holder of Shares for the purposes of the ASX Settlement Operating Rules) to nominate the Chairman of the AGM as its proxy to vote the Shares underlying your holding of CHESS Units of Foreign Securities (CUFS) that it holds on your behalf.

You can submit your Voting Instruction Form as follows:

1.	Complete the hard-copy Voting Instruction Form accompanying this Notice of Meeting and lodge it using the “Lodgement Instructions” set out on page 5.

2.	Complete a Voting Instruction Form using the internet:

Go to www.investorvote.com.au

You will need:

◾	your Control Number (located on your Voting Instruction Form); and

◾	your SRN or HIN for your holding; and

◾	your postcode as recorded in the Company’s register.

If you lodge the Voting Instruction Form in accordance with these instructions, you will be taken to have signed it.

For your vote to count, your completed Voting Instruction Form must be received by Computershare no later than 6:45pm (Sydney time) / 9:45am (Dublin time) on Sunday, 6 August 2017. You will not be able to vote your Shares by way of teleconference.

Option B – If you are (or your Nominated Proxy is) attending the AGM

If you would like to attend the AGM or appoint a Nominated Proxy to attend the AGM on your behalf, and vote in person, you may use a Voting Instruction Form to direct CDN to nominate:

(a)	you or another person nominated by you (who does not need to be a shareholder) as a Nominated Proxy; and

(b)	the Company Secretary in the event the Nominated Proxy does not attend the AGM,

as proxy to vote the Shares underlying your holding of CUFS on behalf of CDN in person at the AGM in Dublin.

If the Nominated Proxy does not attend the AGM, the Company Secretary will vote the relevant Shares in accordance with the instructions on the Voting Instruction Form or, for undirected proxies, in accordance with the Nominated Proxy’s written instructions. If the Nominated Proxy does not provide written instructions to the Company Secretary care of Computershare by facsimile to 1300 534 987 from inside Australia, or +61 3 9473 2408 from outside Australia, or by email to jhxmeetings@computershare.com.au by the earlier of (i) the time of commencement of voting on the resolutions at the AGM and (ii) 7:15am (Dublin time) / 4:15pm (Sydney time) on Tuesday, 8 August 2017, then the Company Secretary intends voting in favour of all of the resolutions.

For your proxy appointment to count, your completed Voting Instruction Form must be received by Computershare no later than 6:45pm (Sydney time) / 9:45am (Dublin time) on Sunday, 6 August 2017.

To obtain a free copy of CDN’s Financial Services Guide, or any Supplementary Financial Services Guide, go to http://www.asx. com.au/documents/settlement/CHESS_Depositary_Interests.pdf or phone 131279 from within Australia or +61 2 9338 0000 from outside Australia to ask to have one sent to you.

If you submit a completed Voting Instruction Form to Computershare, but fail to select either of Option A or Option B, you are deemed to have selected Option A.

Voting if you hold American Depositary Shares (ADSs):

The depositary for ADSs held in James Hardie’s ADR program is Deutsche Bank Trust Company Americas (Deutsche Bank). Deutsche Bank will send this Notice of Meeting to ADS holders on or about 7 July 2017 and advise ADS holders how to give their voting instructions. To be eligible to vote, ADS holders must be the registered or beneficial owner as at 5:00pm US Eastern Daylight Time (US EDT) on 30 June (the ADS record date). Deutsche Bank must receive any voting instructions, in the form required by Deutsche Bank, no later than 5:00pm (US EDT) on 31 July 2017.

Deutsche Bank will endeavour, as far as is practicable, and permitted under applicable law, to instruct that the Shares ultimately underlying the CUFS represented by ADSs are voted in accordance with the instructions received from ADS holders. If an ADS holder does not submit any voting instructions, the Shares ultimately underlying the CUFS represented by the ADSs held by that holder will not be voted.

If you do not provide voting instructions, the Shares ultimately underlying your ADSs will not be voted on any resolution for which a broker does not have discretionary authority to vote.

Under NYSE rules, brokers that are NYSE member organisations are prohibited from directing the voting of the Shares underlying ADSs held in customer accounts on non-routine matters (such as executive compensation and director elections) if they have not received voting instructions from the beneficial holders. Accordingly, if you are the beneficial owner of Shares underlying ADSs, and your broker holds your ADSs in its name, then you must instruct your broker as to how to vote your Shares. Otherwise, your broker may not vote your Shares. If you do not give your broker voting instructions and the broker does not vote your Shares, this is a “broker non-vote” which is treated as an abstention and does not count toward determining the votes for / against the resolution.

Voting if you are a Nominated Proxy:

If you are a Nominated Proxy and you do not attend and vote at the AGM, the Company Secretary will vote the Shares in accordance with the instructions on the Voting Instruction Form or form of proxy or, for undirected proxies, in accordance with your written instructions. If you wish to direct the Company Secretary how to vote any undirected proxies, you must submit your written instructions to the Company Secretary by no later than the earlier of (i) the time of commencement of voting on the resolutions at the AGM and (ii) 7:15am (Dublin time) / 4:15pm (Sydney time) on Tuesday, 8 August 2017, otherwise, if you have not provided written instructions to the Company Secretary by such time, then the Company Secretary intends voting in favour of all of the resolutions.

LODGEMENT INSTRUCTIONS

Completed Voting Instruction Forms may be lodged with Computershare using one of the following methods:

(a)	by post to GPO Box 242, Melbourne, Victoria 3001, Australia; or

(b)	by delivery to Computershare at Level 5, 115 Grenfell Street, Adelaide SA 5000, Australia; or

(c)	online at www.investorvote.com.au; or

(d)	for Intermediary Online subscribers only (custodians), online at www.intermediaryonline.com; or

(e)	by facsimile to 1800 783 447 from inside Australia or +61 3 9473 2555 from outside Australia.

Written instructions to the Company Secretary (if required) may be lodged by the Nominated Proxy with Computershare using one of the following methods:

(a)	by facsimile to 1300 534 987 from inside Australia, or +61 3 9473 2408 from outside Australia; or

(b)	by email to jhxmeetings@computershare.com.au.

If the Nominated Proxy is a corporate and the written instructions will be submitted by a representative of the corporate, the appropriate ‘Certificate of Appointment of Corporate Representative’ form will need to be provided along with the written instructions.

A form of certificate may be obtained from Computershare or online at www.investorcentre.com under the help tab and then click on ‘Need a Printable Form’.

NO VOTING AVAILABLE IN AGM TELECONFERENCE

You will not be able to vote by way of teleconference. If you wish for your vote to count, you must follow the instructions set out above.

JAMES HARDIE NOTICE OF MEETING 2017

TERMINOLOGY

References to shareholders in this Notice of Meeting, including these Explanatory Notes, include references to all the shareholders of James Hardie acting together, and include holders of CUFS, holders of ADSs, holders of Shares and members of the Company within the meaning of the Irish Companies Act 2014, except where describing how each group of shareholders may cast their votes.

RESOLUTION 1 – FINANCIAL STATEMENTS AND REPORTS FOR FISCAL YEAR 2017

Resolution 1 asks shareholders to receive and consider the financial statements and the reports of the Board and the Company’s external auditor, Ernst & Young LLP, for the year ended 31 March 2017. This resolution will also involve the review by the members of James Hardie’s affairs. The financial statements which are the subject of Resolution 1 are those prepared in accordance with Irish law, US Generally Accepted Accounting Principles (US GAAP) (to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of Irish law) and Accounting Standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland (Generally Accepted Accounting Practice in Ireland), as distinct from the US GAAP consolidated financial statements of the James Hardie Group as set out in the Company’s 2017 Annual Report.

A brief overview of the financial and operating performance of the James Hardie Group during the year ended 31 March 2017 will be provided during the AGM. Copies of the James Hardie Group’s consolidated Irish financial statements are available free of charge either:

(a)	at the AGM in Dublin, Ireland;

(b)	at the Company’s registered Irish office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland;

(c)	at the Company’s registered Australian office at Level 3, 22 Pitt Street, Sydney NSW; or

(d)	on the Company’s Investor Relations website, http://www.ir.jameshardie.com.au/.

Recommendation

The Board believes it is in the interests of shareholders that the financial statements and the reports of the Board and external auditor for the year ended 31 March 2017 be received and considered, and recommends that you vote in favour of Resolution 1.

RESOLUTION 2 – REMUNERATION REPORT FOR FISCAL YEAR 2017

Resolution 2 asks shareholders to receive and consider the Remuneration Report for the year ended 31 March 2017. The Company is not required to produce a remuneration report or to submit it to shareholders under Irish, Australian or US law or regulations. However, taking into consideration James Hardie’s Australian and US shareholder base and ASX listing, the Company has voluntarily produced a remuneration report for non-binding shareholder approval for some years and currently intends to continue to do so. This report provides information on James Hardie’s remuneration practices in fiscal year 2017 and also voluntarily includes an outline of the Company’s proposed remuneration framework for fiscal year 2018.

Copies of the Company’s Remuneration Report are available free of charge either:

(a)	at the AGM in Dublin, Ireland;

(b)	at the Company’s registered Irish office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland;

(c)	at the Company’s registered Australian office at Level 3, 22 Pitt Street, Sydney NSW; or

(d)	on the Company’s Investor Relations website, http://www.ir.jameshardie.com.au/.

Although this vote does not bind the Company, the Board intends to take the outcome of the vote into consideration when considering the Company’s future remuneration policy.

Recommendation

The Board believes it is in the interests of shareholders that the Company’s Remuneration Report for the year ended 31 March 2017 be received and considered, and recommends that you vote in favour of Resolution 2.

RESOLUTION 3 – ELECTION / RE-ELECTION OF DIRECTORS

As part of their review of the composition of the Board, the Board and the Nominating and Governance Committee considered the desired profile of the Board, including the right number, mix of skills, qualifications, experience, expertise, diversity and geographic location of its directors, to maximise the effectiveness of the Board. The Board and Nominating and Governance Committee work together to ensure James Hardie puts in place appropriate mechanisms for Board renewal.

Resolution 3(a) asks shareholders to consider the election of Steven Simms to the Board.

Resolutions 3(b), 3(c) and 3(d) ask shareholders to separately consider the re-election of Brian Anderson, Russell Chenu and Rudolf van der Meer to the Board.

James Hardie’s Constitution requires that one-third of the directors subject to re-election (other than any directors appointed by the Board during the year) will retire at each AGM, with re-election possible after each term. Brian Anderson, Russell Chenu and Rudolf van der Meer will retire at the 2017 AGM and each offers himself for re-election.

Profiles of the candidates follow:

Steven Simms

BA

Age 61

Steven Simms was appointed as an independent non-executive director of James Hardie in May 2017. He is a member of the Remuneration Committee.

Experience: Mr Simms has extensive senior executive experience at leading global corporations. He has held a variety of senior positions, with 11 years at Danaher, including as Executive Vice President (1999-2007). Prior to joining Danaher, he held executive positions at Black & Decker Corporation, including as President – European Operations (1990-1993) and President – Worldwide Accessories (1993-1996). More recently, he was President and Chief Executive Officer and director of Colfax Corporation (2011-2015) and also served as Chairman of Apex Tool Group (2010-2012).

Directorships of listed companies in the past five years:

Former – Director of Colfax Corporation (2011–2015).

Other: Director of Perdue Farms (since 2015).

Last elected: Appointed to the Board in May 2017. Will stand for election at 2017 AGM

Brian Anderson

BS, MBA, CPA

Age 66

Brian Anderson was initially appointed as an independent non-executive director of James Hardie in December 2006. He is Chairman of the Audit Committee and a member of the Remuneration Committee.

Experience: Mr Anderson has extensive

financial and business experience at both executive and board levels. He has held a variety of senior positions, with thirteen years at Baxter International, Inc., including Corporate Vice President of Finance, Senior Vice President and CFO (1997-2004) and, more recently, Executive Vice President and CFO of OfficeMax, Inc. (2004-2005). Earlier in his career, Mr Anderson was an Audit Partner of Deloitte & Touche LLP (1986-1991).

Directorships of listed companies in the past five years: Current – Director of Stericycle Inc. (since January 2017); Director of PulteGroup (since 2005); Director of W.W. Grainger, Inc. (since 1999). Former – Chairman (2010-2016) and Director (2005-2016) of A.M. Castle & Co.; Lead Director of W.W. Grainger, Inc. (2011-2014).

Other: Member of the Governing Board of the Center for Audit Quality (since September 2016).

Last elected: August 2015

Russell Chenu

BCom, MBA

Age 67

Russell Chenu was initially appointed as a non-executive director of James Hardie in August 2014. He is a member of the Remuneration Committee and the Nominating and Governance Committee.

Experience: Mr Chenu joined James Hardie

as Interim CFO in October 2004 and was appointed CFO in February 2005. He was elected to the Company’s Managing Board at the 2005 AGM, re-elected in 2008 and continued as a member of the Managing Board until it was dissolved in June 2010. As CFO, he was responsible for accounting, treasury, taxation, corporate finance, information technology and systems, and procurement. Mr Chenu retired as CFO in November 2013.

Mr Chenu is an experienced corporate and finance executive who held senior finance and management positions with a number of Australian publicly-listed companies. In a number of these senior roles, he was engaged in significant strategic business planning and business change, including several turnarounds, new market expansions and management leadership initiatives. Mr Chenu has a Bachelor of Commerce from the University of Melbourne and an MBA from Macquarie Graduate School of Management, Australia.

Directorships of listed companies in the past five years:

Current – Director of Reliance Worldwide Corporation Limited (since 2016); Director of CIMIC Group Limited (since 2014); Director of Metro Performance Glass Limited (since 2014).

Last elected: August 2014

Rudolf van der Meer

M.Ch.Eng

Age 72

Rudy van der Meer was initially appointed as an independent non-executive director of James Hardie in February 2007. He is Chairman of the Nominating and Governance Committee.

Experience: Mr van der Meer is an

experienced former executive, with considerable knowledge of international business and the building and construction sector. During his 32-year association with Akzo Nobel N.V., he held a number of senior positions including CEO of Coatings (2000-2005), CEO of Chemicals (1993-2000), and member of the five person Executive Board (1993-2005).

Directorships of listed companies in the past five years: Current – Director of LyondellBasell Industries N.V. (since 2010). Former – Chairman of the Supervisory Board of Imtech N.V. (2005-2013).

Other: Chairman of the Supervisory Board of VGZ Health Insurance (since 2011).

Last elected: August 2014

Recommendation

The Board, on the recommendation of the Nominating and Governance Committee, believes it is in the interests of shareholders that Steven Simms be elected as a director of the Company and recommends that you vote in favour of Resolution 3(a).

The Board, having assessed the performance of Brian Anderson, Russell Chenu and Rudolf van der Meer, and on the recommendation of the Nominating and Governance Committee, believes it is in the interests of shareholders that each of the individuals referred to above be re-elected as a director of James Hardie, and recommends (with Brian Anderson, Russell Chenu and Rudolf van der Meer each abstaining from voting in respect of their own election) that you vote in favour of Resolutions 3(b), 3(c) and 3(d).

RESOLUTION 4 – AUTHORITY TO FIX THE EXTERNAL AUDITOR’S REMUNERATION

Resolution 4 asks shareholders to give authority to the Board to fix the external auditor’s remuneration. Ernst & Young LLP were first appointed external auditors for the James Hardie Group for the year ended 31 March 2009. A summary of the external auditor’s remuneration during the fiscal year ended 31 March 2017, as well as non-audit fees paid to Ernst & Young LLP are set out on page 148 of the 2017 Annual Report.

JAMES HARDIE NOTICE OF MEETING 2017

EXPLANATORY NOTES CONTINUED

The Audit Committee periodically reviews Ernst & Young LLP’s performance and independence as external auditor and reports its results to the Board. A summary of Ernst & Young LLP’s interaction with James Hardie, the Board and the Board Committees is set out on pages 63 and 64 of the 2017 Annual Report.

Recommendation

The Board believes it is in the interests of shareholders that the Board be given authority to fix the external auditor’s remuneration for the fiscal year ended 31 March 2018 and recommends, on the recommendation of the Audit Committee that you vote in favour of Resolution 4.

RESOLUTION 5 – INCREASE NON-EXECUTIVE DIRECTOR FEE POOL

Resolution 5 asks shareholders to approve an increase in the maximum remuneration payable to non-executive directors by US$500,000 per annum, from the current maximum aggregate amount of US$2.3 million per annum to an increased maximum aggregate amount of US$2.8 million per annum. Approval is sought for the purposes of ASX Listing Rule 10.17 and Article 98(b) of the Company’s Articles of Association, under which the Company must not increase the total maximum aggregate amount of fees payable by it to non-executive directors without the approval of shareholders. There has been no issue of securities to, or acquisition of securities by, non-executive directors with shareholder approval under Listing Rule 10.11 or 10.14 in the last three years.

The maximum aggregate amount of remuneration of the non-executive directors was last increased at the Annual General Meeting held on 15 August 2014.

The annual fees to be paid to each Director, the Chairman, and Committee Chairmen, commencing in FY2018 are set out in the table below.

POSITION	FY2017	FY2018
Chairman	$404,066	$408,984
Board member	$189,006	$193,924
Audit Committee Chair	$20,000	$20,000
Rem Committee Chair	$20,000	$20,000
N&GC Committee Chair	$20,000	$20,000
Board ad hoc sub-committee (per meeting)	$3,000	$3,000

The FY2018 annual fee adjustments comprise a 2.6% increase in base NED fees.

The Board considers that these fees provide an appropriate level of reward to attract and retain directors from the USA, Europe and Australia as part of the Board’s desired diversity given the geographic spread, nature and complexity of the Company’s operations and time commitment by directors.

Based on a 2.6% increase in the non-executive director base fees in fiscal year 2018, the aggregate amount of annual fees to be paid in fiscal year 2018 is estimated to total US$2,075,376. Although this would be below the maximum currently allowed, the Board considers it prudent to seek approval to increase the maximum at this time. The proposed increase is expected to provide sufficient headroom for a number of years and flexibility to add additional directors to the Board.

Recommendation

As the directors have a personal interest in Resolution 5, they make no recommendation on whether shareholders should vote in favour of the resolution. Shareholders should judge for themselves whether to approve an increase to the maximum aggregate remuneration payable annually to non-executive directors under Article 98(b) of the Company’s Articles of Association.

RESOLUTION 6 – GRANT OF ROCE RSUs

Resolution 6 asks shareholders to approve the grant of ROCE RSUs under the 2006 LTIP to James Hardie’s Chief Executive Officer, Louis Gries.

The 2006 LTIP was re-approved by shareholders at the 2015 AGM. A summary of the terms and conditions of the 2006 LTIP was included in the 2015 AGM Notice of Meeting. That document may be accessed from the Shareholder Meetings page on James Hardie’s Investor Relations website (http://www.ir.jameshardie.com.au/jh/shareholder_meetings.jsp).

After careful consideration, the Remuneration Committee has determined that for fiscal year 2018, the Long-Term Incentive (LTI) target of the Chief Executive Officer (and each senior executive) will continue to be allocated between the following three components to ensure that the reward is based on a diverse range of factors which validly reflect longer term performance, as well as provide an appropriate incentive to ensure senior executives focus on the key areas which will drive shareholder value creation over the medium and long term:

◾	ROCE RSUs – an indicator of James Hardie’s capital efficiency over time;

◾	Relative TSR RSUs – an indicator of James Hardie’s performance relative to its US peers; and

◾	Scorecard LTI – an indicator of each senior executive’s contribution to James Hardie achieving its long-term strategic goals.

However, the Remuneration Committee has determined the following changes will be made for the fiscal year 2018 plan:

◾	removal of the retesting feature of the Relative TSR RSU awards;

◾	increase the ROCE performance hurdles; and

◾	adjust the allocation of the Chief Executive Officer’s (and each senior executive’s) LTI target, to evenly balance and reward focus on advancing critical strategic and operational performance measures with financial and share price performance measures, as follows:

LTI COMPONENT	FY2017	FY2018
ROCE RSUs	40%	25%
Relative TSR RSUs	30%	25%
Scorecard LTI	30%	50%

The Board and Remuneration Committee believe the LTI program as designed for fiscal year 2018 will achieve the stated objectives.

Reasons for ROCE RSUs

ROCE RSUs shall vest if James Hardie’s ROCE performance meets or exceeds ROCE performance hurdles over a three year period, subject to the exercise of negative discretion by the Remuneration Committee.

James Hardie introduced ROCE RSUs in fiscal year 2013 once the US housing market had stabilised to an extent which permitted the setting of multi-year financial metrics. As James Hardie funds capacity expansions and market initiatives in the US and Asia Pacific, it is important that management focuses on ensuring that the Company continues to achieve strong ROCE results while pursuing growth. Upon vesting, ROCE RSUs shall be settled in CUFS on a 1-to-1 basis.

ROCE RSU changes for fiscal year 2018

The Remuneration Committee has approved an increase in the fiscal 2018 ROCE performance hurdles.

Key aspects of ROCE RSUs

Goal Setting: ROCE performance hurdles for the ROCE RSUs are based on historical results and take into account the forecasts for the US and Asia Pacific housing markets. Achieving target vesting will require performance generally equivalent with the average of ROCE for fiscal years 2015 to 2017. By way of reference, the three-year average ROCE result for fiscal years 2015, 2016 and 2017 was 29.9%.

ROCE Definitions: The ROCE measure will be determined by dividing Adjusted Earnings Before Interest and Tax (Adjusted EBIT) by Adjusted Capital Employed each as further explained below.

The Adjusted EBIT component of the ROCE measure will be determined as follows. Earnings before interest and taxation as reported in James Hardie’s financial results, adjusted by:

◾	excluding the earnings impact of legacy issues (such as asbestos adjustments); and

◾	adding back asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee. Since management’s performance will be assessed on the pre-impairment value of James Hardie’s assets, the Remuneration Committee would not normally deduct the impact of any asset impairments from the Company’s EBIT for the purposes of measuring ROCE performance.

The Adjusted Capital Employed component of the ROCE measure will be determined as follows. Total Assets minus Current Liabilities, as reported in James Hardie’s financial results, adjusted by:

◾	excluding balance sheet items related to legacy issues (such as asbestos adjustments), dividends payable and deferred taxes;

◾	adding back asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee, in order to align the Adjusted Capital Employed with the determination of Adjusted EBIT;

◾	adding back leasehold assets for manufacturing facilities and other material leased assets, which the Remuneration Committee believes give a more complete measure of the Company’s capital base employed in income generation; and

◾	deducting all greenfield construction-in-progress, and any brownfield construction-in-progress projects involving capacity expansion that are individually greater than US$20 million, until such assets reach commercial production and are transferred to the fixed asset register, in order to encourage management to invest in capital expenditure projects that are aligned with the long-term interests of the Company.

The ROCE performance hurdles will be indexed for changes to US and Asia Pacific addressable housing starts.

The resulting Adjusted Capital Employed for each quarter of any fiscal year will be averaged to better reflect capital employed over the course of a year rather than at a certain point in time. The ROCE result to compare to the performance hurdles will be the average of James Hardie’s ROCE in fiscal years 2018, 2019 and 2020.

These definitions have been framed to ensure management is rewarded and held accountable for the aspects over which they have direct influence and control, while not discouraging management from recommending that James Hardie undertake investments that will provide for future Company growth.

Grant: The Chief Executive Officer will receive a grant equal to the maximum number of ROCE RSUs (200% of target). The number of ROCE RSUs which actually vest and the number of Shares ultimately received in 2020 will depend on James Hardie’s ROCE performance in fiscal years 2018 to 2020 together with the Remuneration Committee’s exercise of negative discretion.

Performance Hurdle: The performance hurdles for ROCE RSUs granted in fiscal year 2018 (for performance in fiscal years 2018 to 2020) are:

ROCE	% OF ROCE RSUs VESTING
< 25.0%	0%
≥ 25.0%, but < 27.0%	25%
≥ 27.0%, but < 29.5%	50%
≥ 29.5%, but < 30.5%	75%
≥ 30.5%	100%

The earnings component of ROCE performance targets is predicated on assumptions in market growth. Market growth in James Hardie’s primary markets has two main components – independent third party sourced data for new housing starts and an independent third party data sourced index for the repair and remodel market. These two main components are blended for an index of market growth. The above performance hurdles can be indexed up or down to the extent that actual US and Asia Pacific addressable housing starts over the performance period are higher or lower than those assumed in James Hardie’s fiscal years 2018-2020 business plan.

Performance period: The overall performance period is three years. The ROCE RSUs vest three years after they are granted (which is expected to occur in August 2017), subject to the exercise of negative discretion by the Remuneration Committee.

Conditions and negative discretion: In 2020, the Remuneration Committee will review James Hardie’s performance over the performance period and may exercise negative discretion to reduce the number of ROCE RSUs that would otherwise vest under the ROCE vesting scale above based on the quality of the ROCE returns balanced against management’s delivery of market share growth and performance against certain specified strategic goals and objectives (i.e., the Scorecard). The Remuneration Committee can only exercise negative discretion. It cannot be applied to enhance the reward that can be received. The potential to exercise negative discretion allows the Remuneration Committee to ensure that ROCE returns are not obtained at the expense of long-term sustainability.

The Scorecard includes a number of longer-term measures which the Remuneration Committee believes are important contributors to long-term creation of shareholder value. Each year the Remuneration Committee approves a number of key objectives and the measures it expects to see achieved for each of these objectives. The fiscal year 2018 Scorecard applicable for the grants of ROCE RSUs (and Scorecard LTI) is set out in the 2017 Remuneration Report. The Remuneration Committee considers the goals to be reflective of James Hardie’s overall long-term goals.

The Chief Executive Officer’s rating ultimately depends on the Remuneration Committee’s assessment (and the Board’s review) of his contribution to James Hardie in meeting the Scorecard objectives. Although most of the objectives in the Scorecard have quantitative targets, the Board has not allocated a specific weighting to any and the final Scorecard assessment and exercise of negative discretion (if any) will involve an element of judgment by the Remuneration Committee. A different amount of negative discretion is likely to be applied when assessing the Chief Executive Officer’s performance for the Scorecard LTI grants (which only include consideration of Scorecard measures) and ROCE RSUs grants (which involve a broader assessment of the quality of James Hardie’s results).

Worked Example

The following example uses the Chief Executive Officer’s LTI fiscal year 2018 target quantum of US$4.0 million and assumes for illustrative purposes, a three-year average ROCE performance of 30%.

JAMES HARDIE NOTICE OF MEETING 2017

EXPLANATORY NOTES CONTINUED

At grant date the LTI quantum granted to the Chief Executive Officer in ROCE RSUs is:

$4.0 million LTI target x 25% of LTI target issued in ROCE RSUs x 200% maximum leverage = US$2.0 million to be granted in ROCE RSUs.

At a value of US$16.00/share, this is equivalent to a grant of 125,000 ROCE RSUs. Based on a 30% average ROCE result for the three year period to fiscal year 2020, 150% of target or 75% of the total ROCE RSUs granted would be eligible to vest:

125,000 RSUs x 75% = 93,750 ROCE RSUs

At the conclusion of the three-year performance period, the Remuneration Committee will review James Hardie’s performance (and decide whether to reduce the number of ROCE RSUs which vest based on its negative discretion).

For indicative purposes, assuming that the Remuneration Committee determines that 50% (rather than the 75% based on performance against the ROCE performance hurdles) of the Chief Executive Officer’s total ROCE RSUs should vest, the Chief Executive Officer would receive:

125,000 RSUs x 50% = 62,500 ROCE RSUs

Maximum and actual number of ROCE RSUs

The maximum number of Shares and ROCE RSUs for which approval is sought under this Resolution 6 is 183,517 and is based on the grant that would be made if James Hardie’s performance warranted the maximum possible award for fiscal year 2018 (i.e. 200% of LTI target) and the Remuneration Committee did not exercise any negative discretion to reduce the number of ROCE RSUs which ultimately are to vest and be settled into Shares.

The actual number of ROCE RSUs granted will be determined by dividing the maximum dollar amount granted under the ROCE RSUs portion of the LTI target (which is 200% of LTI target) by James Hardie’s share price over the 20 trading days preceding the date of grant, subject to the maximum specified in the resolution.

In the unlikely event the grant calculation returns an actual number of ROCE RSUs to be granted that is greater than the maximum number of Shares for which approval is sought under this Resolution 6, James Hardie may grant a cash settled award equal in value to the number of ROCE RSUs which exceed the maximum number of Shares. Any such cash settled award made will vest on the same criteria as set forth above and would only vest in the event the ROCE RSU grant vests in full.

Previous grants

The number of ROCE RSUs granted to the Chief Executive Officer in the past three years is:

DATE OF GRANT	NUMBER GRANTED	MAXIMUM APPROVED BY SHAREHOLDERS
16 Sep 2016	194,626	336,470
16 Sep 2015	254,480	391,720
16 Sep 2014	232,980	322,225

There was no consideration paid by, and James Hardie did not provide loans to, the Chief Executive Officer in relation to the grant of these ROCE RSUs.

General

ROCE RSUs will be granted in accordance with the terms of the 2006 LTIP.

ROCE RSUs will be granted for no consideration and James Hardie will not provide loans to the Chief Executive Officer in relation to the grant of ROCE RSUs. Subject to the performance hurdles being met and the Remuneration Committee’s exercise of negative discretion (if any), the Chief Executive Officer will be entitled to receive Shares upon vesting of the ROCE RSUs for no consideration. ROCE RSUs will be granted to the Chief Executive Officer no later than 12 months after the passing of Resolution 6.

No director other than Mr Gries has received any grant under the 2006 LTIP since the last AGM and no director other than Mr Gries is eligible for further grants under the 2006 LTIP.

Summary of the legal requirements for seeking shareholder approval

ASX Listing Rule 10.14 provides that a listed company must not permit a director to acquire shares or rights to be issued shares under an employee incentive scheme without the approval of shareholders by ordinary resolution.

Recommendation

The Board believes it is in the interests of shareholders that the fiscal year 2018 grant of ROCE RSUs to the Chief Executive Officer up to the number specified in Resolution 6 under the 2006 LTIP, subject to the above terms and conditions be approved, and recommends that you vote in favour of Resolution 6.

RESOLUTION 7 – GRANT OF RELATIVE TSR RSUs

Resolution 7 asks shareholders to approve the grant of Relative TSR RSUs to Louis Gries, James Hardie’s Chief Executive Officer. Relative TSR RSUs shall vest if James Hardie’s TSR performance meets or exceeds the Relative TSR performance hurdles. Upon vesting, TSR RSUs shall be settled in CUFS on a 1-to-1 basis.

Relative TSR RSU changes from fiscal year 2017

The Remuneration Committee has approved the removal of the re-testing feature such that relative TSR performance is tested once on the third anniversary of the grant date.

Key aspects of Relative TSR RSUs

Grant: The Chief Executive Officer will receive a grant equal to the maximum number of Relative TSR RSUs (200% of target). The number of Relative TSR RSUs which actually vest and the number of Shares ultimately received depends on James Hardie’s Relative TSR performance compared to the performance hurdles.

Performance Hurdle: The performance hurdle vesting scale for fiscal year 2018 grants is unchanged from fiscal year 2017 and is as follows:

PERFORMANCE AGAINST PEER GROUP	% OF RELATIVE TSR RSUs VESTED
< 40th Percentile	0%
40th Percentile	25%
40th – 60th Percentile	Sliding Scale
60th Percentile	50%
61st – 80th Percentile	Sliding Scale
>80th Percentile	100%

Peer Group: The Peer Group for the fiscal year 2018 Relative TSR RSU grant is comprised of other companies exposed to the US building materials market, which is James Hardie’s major market. The Remuneration Committee and the Board reviewed the composition of the Peer Group with the Company’s independent advisors, Aon Hewitt, and determined that no changes would be made for fiscal year 2018 with the exception of the removal of Headwaters, Inc, which was acquired by Boral Limited. The Peer Group for fiscal year 2018 is:

Acuity Brands, Inc	Martin Marietta Materials Inc	Simpson Manufacturing Co., Inc
American Woodmark Corp	Masco Corporation	Trex Co., Inc
Apogee Enterprises, Inc	Mohawk Industries, Inc	USG Corp
Armstrong World Indus, Inc	Mueller Water Products, Inc	Valmont Industries, Inc
Eagle Materials, Inc	NCI Building Systems, Inc	Vulcan Materials Co
Fortune Brands, Home & Security Inc.	Owens Corning	Valspar Corporation
Lennox International, Inc	Quanex Building Products Corp	Watsco, Inc
Louisiana-Pacific Corp	Sherwin Williams Co

Testing and performance period: The performance hurdle will be tested and the Relative TSR RSUs may vest after three years from the grant date.

For fiscal year 2018, the Remuneration Committee has removed all re-tests such that relative TSR performance will only be tested (based on James Hardie’s performance against its Peer Group for the 20 trading days preceding the test date) on the third anniversary of the grant date. Any Relative TSR RSUs that have not vested following this test will lapse.

Maximum and actual number of Relative TSR RSUs

The maximum number of Shares and Relative TSR RSUs for which approval is sought under this Resolution 7 is 324,406 and is based on the grant that would be made if James Hardie equals or exceeds the 80th percentile of performance against the Peer Group and all the Relative TSR RSUs vest.

The actual number of Relative TSR RSUs granted will be determined by dividing the maximum dollar amount granted under the Relative TSR RSU portion of the LTI target (which is 200% of LTI target) by the value of the Relative TSR RSUs, using a Monte Carlo simulation, over the 20 trading days preceding the date of grant, subject to the maximum specified in the resolution.

As with Resolution 6, in the unlikely event the grant calculation returns an actual number of Relative TSR RSUs to be granted that is greater than the maximum number of Shares for which approval is sought under this Resolution 7, James Hardie may grant a cash settled award equal in value to the number of Relative TSR RSUs which exceed the maximum number of Shares. Any such cash settled award made will vest on the same criteria as set forth above and would only vest in the event the Relative TSR RSU grant vests in full.

Previous grants

The number of Relative TSR RSUs granted to the Chief Executive Officer in the past three years is:

DATE OF GRANT	NUMBER GRANTED	MAXIMUM APPROVED BY SHAREHOLDERS
16 Sep 2016	218,159	380,079
16 Sep 2015	292,514	455,507
16 Sep 2014	260,346(1)	260,346

(1)	A further 11,164 Relative TSR awards may be settled in cash based on the fair market value of our Shares on the relevant vesting date. This award vests based on the same criteria established for the 16 September 2014 Relative TSR RSU grant and would only vest in the event that the Chief Executive Officer’s Relative TSR RSU grant vests in full.

There was no consideration paid by, and James Hardie did not provide loans to, the Chief Executive Officer in relation to the grant of these Relative TSR RSUs.

General

Relative TSR RSUs will be granted in accordance with the terms of the 2006 LTIP and on the basis set out in the Explanatory Notes.

Relative TSR RSUs will be granted for no consideration and James Hardie will not provide loans to the Chief Executive Officer in relation to the grant of Relative TSR RSUs. Subject to the performance hurdles being met, the Chief Executive Officer will be entitled to receive Shares upon vesting of the Relative TSR RSUs for no consideration. Relative TSR RSUs will be granted to the Chief Executive Officer within 12 months of the passing of this Resolution 7.

No director other than Mr Gries has received any grant under the 2006 LTIP since the last AGM and no director other than Mr Gries is eligible for further grants under the 2006 LTIP.

Summary of the legal requirements for seeking shareholder approval

The reason for seeking shareholder approval is the same as set out for Resolution 6.

Recommendation

The Board believes it is in the interests of shareholders that the fiscal year 2018 grant of Relative TSR RSUs to the Chief Executive Officer up to the number specified in Resolution 7 under the 2006 LTIP, subject to the above terms and conditions be approved, and recommends that you vote in favour of Resolution 7.

Note to CDN / Irish Registered Members

This note is only relevant to CDN and the six other members of the Company for the purposes of Irish law, as well as any other persons who become members of the Company for the purposes of Irish law after the date of this notice of meeting but before 6:45pm (Sydney time) / 9:45am (Dublin time) on Sunday, 6 August 2017, (together, the Irish Law Members) and is being provided in accordance with Section 181(5) of the Irish Companies Act 2014 (the 2014 Act). Each of the Irish Law Members are entitled to appoint one or more proxies, using the form set out in section 184 of the 2014 Act, to attend, speak and vote at the AGM in their place. A proxy need not be a member of the Company. The proxy must be received at the Company’s registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland by 6:45am (Dublin time) on Tuesday, 8 August 2017.

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JAMES HARDIE NOTICE OF MEETING 2017